BP 3/3

[redacted]

08026000

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANET BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BATTERY PLACE, SUITE 7F
(No. and Street)

NEW YORK (City) NY (State) 10280 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONAH MEER 212-945-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARTNER, GERALD
(Name – *if individual, state last, first, middle name*)

10 STUYVESANT LANE (Address), LAWRENCE (City), NY (State) 11559 (Zip Code)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 25 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/08

OATH OR AFFIRMATION

I, JONAH M. MEER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANET BROKERAGE LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

MAUREEN TRAGOMA
Notary Public, State of New York
No. 01TR4916069
Qualified in Kings County
Commission Expires Feb. 17, 2010

[signature]
Signature

MANAGING MEMBER
Title

Maureen Tragoma
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Planet Brokerage, LLC
(S.E.C. I.D. No. 8-51892)
Financial Statements and Supplemental Schedules
For the year ended December 31, 2007 and Report of Independent Accountants and Supplemental Report on Internal Control

Table of Contents

Report of Independent Accountants

Members,

We have audited the accompanying statement of financial condition of Planet Brokerage, LLC as of December 31, 2007, and the related statements of operations, cash flows, partners' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2007 financial statements referred to above present fairly, in all material respects, the financial position of Planet Brokerage, LLC at December 31, 2007, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Lawrence, New York
February 20, 2008

Planet Brokerage, LLC
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 68,999
Prepaid Insurance	$ 547
Total assets	$ 69,546
Liabilities and Member's Equity	
Accrued Expenses	$ 1,298
Total liabilities	$ 1,298
Total Member's Equity	$ 68,248
Total liabilities and member's equity	$ 69,546

The accompanying notes are an integral part of these financial statements.

Planet Brokerage, LLC
Statement of Operations
For the year ended December 31, 2007

Revenues	
Other Income – Special Member Payment	$ 35,000
Total revenues	$ 35,000
Expenses	
Office expenses	3,000
Professional	1,388
Computer expense	746
Insurance expenses	386
Regulatory fees and expenses	225
Other expenses	109
Total expenses	$ 5,854
Net Income	$ 29,146

The accompanying notes are an integral part of these financial statements.

Planet Brokerage, LLC
Statement of Operations
For the year ended December 31, 2007

Cash flows from operating activities	
Net Income	$ 29,146
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities. Effect on cash flows of changes in:	
Prepaid Assets	(269)
Accrued Professional Fees	398
	129
Net Cash used in operating activities	$ 29,275
Cash flows from financing activities	0
Cash flows from investing activities	0
Increase (Decrease) in cash	29,275
Cash, beginning of year	39,724
Cash, end of year	$ 68,999
Supplemental disclosures of cash flow information	
Cash paid for interest and Securities loaned fees	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

Planet Brokerage, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2007

	EQUITY
Balance, December 31, 2006	$ 39,102
Net Loss	29,146
Balance, December 31, 2007	$ 68,248

The accompanying notes are an integral part of these financial statements.

Planet Brokerage, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended December 31, 2007

Liabilities subordinated to claims of general creditors – December 31, 2006	$ 0
Liabilities subordinated to claims of general creditors – December 31, 2007	$ 0

The accompanying notes are an integral part of these financial statements.

1. Organization

Planet Brokerage, LLC ("the Company") is a New York Limited Liability Company that was formed on June 9, 1999, under the name jBroker LLC. On January 1, 2006 the Company changed its name to Planet Brokerage, LLC. The Company was formed for the purpose of becoming a registered broker dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934.

On February 16, 2000 NASD Regulation Inc. granted the Membership application of the Company in the National Association of Securities Dealers, Inc. and the Company was given permission to commence operations on March 23, 2000. On February 9, 2001 the Company commenced operations.

2. Summary of Significant Accounting Policies

The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

The Company is primarily engaged as an agency broker seeking to match up parties to their appropriate counter parties, and assisting where necessary in the structuring of the transaction.

Due to the Company's business objectives it has not entered into, nor has it been required to enter into, any clearing agreements. Accordingly the Company does not hold any customer assets, nor is it engaged in any activities that would call it to so hold any customer assets. Should the Company require a clearing agreement it would be subject to approval by NASD Regulation Inc.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $67,701, which was $62,701 in excess of its required minimum net capital of $5,000.

4. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

5. Income Taxes

The Company is a single member Limited Liability Company. Any tax liability is that of its members only and is reported on the member's individual tax return. The Company may choose to make funds available to meet the incremental share of the member's tax liability attributable to taxable profits generated, if any, by the Company.

Planet Brokerage, LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2007

Net Capital	
Member's equity	$ 68,248
Total capital	68,248
Deduct	
Nonallowable assets:	
Prepaid insurance	547
Net capital before haircuts, deductions and/or charges	67,701
Haircuts on securities positions, deductions and/or charges	0
Net capital	$ 67,701
Computation of basic net capital requirements	
Minimum net capital required	$ 5,000
Excess net capital	$ 62,701

There are no material differences between the computation of the net capital as computed above and as reported by the Company in its Part III of Form X-17A-5 as of December 31, 2007.

END